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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prager & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Leanse — (415) 403-1900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP
(Name - if individual, state last, first, middle name)

600 California Street, Suite 600	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Lloyd Leanse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Prager & Co., LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certification verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this

1st day of March, 2018
Date *Month* *Year*

by
(1) Lloyd Leanse

and

(2) ______________________
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NENITA M. BELL
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2178011
SAN FRANCISCO COUNTY
My Comm. Exp. January 1, 2021

Signature ______________________
Signature of Notary Public

Seal
Place Notary Seal Above

This report ** contains (check all applicable boxes):

- ☒ (a) Certified Public Accountant
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Prager & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prager & Co., LLC (the "Company") as of December 31, 2017, and the related notes. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prager & Co., LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prager & Co., LLC's management. Our responsibility is to express an opinion on Prager & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Prager & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BPM LLP

We have served as Prager & Co., LLC's auditor since 2014.
San Francisco, California
March 1, 2018

PRAGER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents:	
Cash	$ 1,598,693
Cash on deposit with clearing broker-dealer	2,736,028
Total cash and cash equivalents	4,334,721
Marketable securities, at estimated fair value	548,575
Client fees receivable, net of allowance for doubtful accounts of $17,794	1,200,162
Related party receivables, net	535,451
Property and equipment, net	325,951
Prepaid expenses and other assets	538,916
Total assets	$ 7,483,776

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 1,624,570
Margin loan	547,663
Deferred rent	318,691
Deferred revenues	57,488
Total liabilities	2,548,412
Commitments and contingencies (Note 10)	
Members' capital	4,935,364
Total liabilities and members' capital	$ 7,483,776

The accompanying notes are an integral part of this financial statement.

PRAGER & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Prager & Co., LLC (the "Company"), a Delaware Limited Liability Company, was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Company is an investment banking and securities broker-dealer specializing in fixed income securities, with primary offices in San Francisco and New York. The sole managing member of the Company is Prager Management Co., LLC, ("PMCo"), a Delaware Limited Liability Company. The Company has 13 non-managing members.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and cash on deposit with its clearing broker dealer to be cash equivalents.

Client Fees Receivable and Allowance for Doubtful Accounts

Client fees receivable, including approximately $752,000 of unbilled receivables, are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Account balances are charged off when payments due are no longer expected to be received. The allowance for doubtful accounts amounted to $17,794 as of December 31, 2017.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Valuation of Securities

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1–Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2–Valuations based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The category includes municipal fixed income securities quoted prices.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities for which there is a limited market or whose market quotations are not readily available are valued at estimated fair value as determined in good faith by the Company. The Company considers relevant factors, including the type of security, marketability, cost, coupon interest rate, yield, maturity, restrictions on disposition, credit quality, the ability of the issuer to continue scheduled interest payments and fulfill its obligation to bondholders and lastly, quotations from other market participants. For positions where quotations are available and considered to be reliable, the valuation is determined from the best and most consistent representation within the range of reliable quotations and having considered other relevant factors.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Valuation of Securities, continued

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Estimated Fair Value

Securities owned, at estimated fair value consists of Treasury bills. The Company uses prices obtained from independent third-party pricing services to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts.

Securities owned are treated as trading securities and valued at its estimated fair value at end of day closing price. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Depreciation Method
Computers, software, and office equipment	3 to 5 years	Straight-line
Furniture, fixtures, and equipment	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2017, the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Assets, at fair value:				
Investments in securities:				
Treasury bills	548,575	-	-	548,575
Total investments in securities	$ 548,575	$ -	$ -	$ 548,575

3. **Property and Equipment**

Property and equipment at December 31, 2017 consisted of the following:

Computers, software, and office equipment	$ 1,374,177
Furniture, fixtures, and equipment	401,637
Leasehold improvements	1,297,248
Total	3,073,062
Less accumulated depreciation	(2,747,111)
Property and equipment, net	$ 325,951

4. **Net Capital Requirement**

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). Under the alternative method permitted by the Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2 percent of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2017, the Company's net capital was $2,485,023 which was $2,235,023 in excess of its minimum requirement of $250,000.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. **Related Party Transactions**

The Company has an agreement with the managing member, PMCo, under which PMCo performs certain functions relating to the management of the Company.

At December 31, 2017, the Company has accrued distributions to members in the amount of $259,663 for unpaid distributable net income related to years ended December 31, 2015 and 2016, which are included in accounts payable in the accompanying balance sheet.

At December 31, 2017, the Company has a payable to PMCo in the amount of approximately $141,316 which represents noninterest bearing unreimbursed accrued expenses incurred by PMCo and is included in related party receivables, net on the accompanying balance sheet.

At December 31, 2017, the Company has a receivable from certain members in the amount of $600,000 for funds advanced to these members prior to December 31, 2011, which are included in related party receivables, net on the accompanying balance sheet. The advances are non-interest bearing and are not documented by formal agreements. The Company believes this amount is fully collectable.

5. Related Party Transactions, continued

At December 31, 2017, the Company has a receivable from Prager, McCarthy & Sealy, Inc., an affiliate entity in the amount of approximately $76,767 for funds advanced to this affiliate prior to December 31, 2011. This advance is non-interest bearing and is not documented by formal agreements. The Company believes this amount is fully collectable.

6. Members' Capital

Withdrawals

Members may withdraw capital with the approval of the Managing Member, as long as the withdrawal would not create a deficiency in the Company's net capital. During the year, certain members requested to withdraw capital. For the year ended December 31, 2017, capital in the amount of $412,500 was returned to these members.

Distributions

The limited liability company (LLC) agreement provides for distributions of net income to be allocated between non-managing and managing members on a pro rata ownership basis. Distributions of $13,416 and $1,483,454 were made to the Managing Member and Non-managing members, respectively, during the year ended December 31, 2017.

Net Income Allocations

Provisions in the LLC agreement specify the priority of income allocations. Allocations of net profit are generally made on a pro rata ownership basis. Allocations of net loss are made first to Non-managing Members then to the Managing Member, on a pro rata ownership basis.

Certain reallocations within Members' Capital were recorded during the year ended December 31, 2017, which represent an increase to the Managing Member's capital of $31,546 and a decrease to Non-Managing Members' capital of $31,546 in connection with historical income and loss allocations.

7. Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.

In addition, the cash on deposit with brokers and dealers pursuant to this clearance agreement includes a clearing deposit of $150,000.

7. Off-Balance Sheet Risk, continued

The Company may sell securities that it has not yet purchased, which represent obligations to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines. The Company had no securities sold, not purchased as of December 31, 2017.

In the ordinary course of business, the Company enters into underwriting commitments. There were no underwriting commitments open as of December 31, 2017.

From time to time, the Company may enter into financial futures and option contracts intended to hedge proprietary securities positions. During the year ended December 31, 2017, the Company had no such open contracts.

In the ordinary course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

8. Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

As of December 31, 2017, approximately $331,682 of the Company's client fee receivables was due from two customers.

9. Employee Benefit Plan

The Company maintains a qualified employee 401(k) plan. The plan is self-administered and may be altered or terminated at any time by the Company. The Company matches certain employee contributions. Contributions by the Company to the plan are determined by management within Federal tax limits.

10. Commitments and Contingencies

Litigation

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if a claimant seeks unspecified damages, or when examinations or proceedings are at an early stage as of December 31, 2017.

The company was not aware of any pending litigation as of December 31, 2017.

10. Commitments and Contingencies, continued

Lease Arrangements

The Company has various lease arrangements for office space under non-cancelable operating lease agreements through May 2020.

The Company also has various non-cancelable sub-lease agreements whereby the Company rents portions of its office space in San Francisco to related and unrelated parties through August 2019.

Future annual gross payments and sublease income under these arrangements are as follows:

	Rent Payment Obligations	Sub-lease Rent
Year ending December 31:		
2018	1,544,380	(562,931)
2019	1,064,862	(331,901)
2020	125,168	-
Total	$ 2,734,410	$ (894,832)

11. Margin Loan

The Company maintains a margin loan facility with its clearing broker-dealer for the purpose of financing its securities owned. The margin loan is available until the agreement with the clearing broker-dealer is terminated. The amount available to borrow is dependent on the amount of equity maintained by the Company at the clearing broker-dealer. Interest charged on this facility is assessed at the Broker Call rate. At December 31, 2017 the outstanding amount on the margin loan was $547,663. This loan is offset by cash deposited with the clearing broker-dealer in excess of the margin loan amount. According to the terms of the agreement, interest is not charged on the loan since cash on deposit with the clearing broker-dealer exceeds the margin loan balance. The securities and cash owned by the Company and held at its clearing broker-dealer are used to collateralize the outstanding balance.

12. Line of Credit

The Company maintains a revolving line of credit with a financial institution under which it may borrow up to $1,000,000 for general operating purposes at an interest rate tied to the financial institution's prime rate. The Company had an outstanding average balance of approximately $390,000 on this line of credit during the year. There was no outstanding balance on this line of credit as of December 31, 2017. The Company's line of credit matures in September 2018 and contains certain financial covenants with which the Company was in compliance for the year ended December 31, 2017.

13. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through March 1, 2018, the date which these financial statements were issued. Nothing has occurred outside the ordinary course of business which would require disclosure or recognition as of December 31, 2017.

PRAGER & CO., LLC

(SEC ID. NO. 8-39048)

FINANCIAL STATEMENT AND SUPPLEMENTARY INFORMATION

December 31, 2017

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.